HAPC, INC.

350 Madison Avenue

New York, New York 10017

                                                 August 8, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Duc Dang, Esq.

Re:    Definitive Proxy Statement on Schedule 14A of HAPC, INC.

Dear Mr. Dang:

HAPC, INC. (the “Company”) filed a Definitive Proxy Statement on Schedule 14A (the “Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) on August 8, 2007.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement. The Company acknowledges that any changes to the disclosure in the Proxy Statement made in response to the comments or changes of the staff (the “Staff”) of the SEC do not foreclose the SEC from taking any action with respect to the Proxy Statement. The Company acknowledges that it may not assert the comments of the Staff as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any correspondence regarding this matter to the undersigned at 212-418-5081 (fax) with a copy to Howard A. Kenny at Morgan, Lewis & Bockius LLP at 212-309-6001 (fax).

HAPC, INC.

By:	/s/ Erin S. Enright
Name:	Erin S. Enright
Title:	Vice President, Chief
Financial Officer & Treasurer